December 18, 2012

Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Partners L.P.
Form 20-F for the Year Ended December 31, 2011
Filed March 7, 2012
File No. 001-33811

Dear Mrs. Cvrkel,

As outside counsel to, and on behalf of, Navios Maritime Partners L.P. (the “Company”), we respond as follows to the Staff’s legal comments dated December 10, 2012 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 44

Operating Results, page 49

1. We note your disclosure on pages 51 and 52 of the measure “operating surplus” for the year ended December 31, 2011, 2010, and 2009. You also disclose that this is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. In light of the fact that this is a non-GAAP financial measure, please revise to include the disclosures required by Item 10(e) of Regulation S-K. Please provide a draft of your proposed revised disclosure as part of your response to us.

Response: The Company acknowledges the Staff’s comment and will revise its disclosures in future Annual Reports on Form 20-F to include the disclosures required by Item 10(e) of Regulation S-K. It is proposed the Company’s disclosures will include the following:

December 18, 2012

	Year ended December 31, 2011 ($ ‘000) (unaudited)	Year ended December 31, 2010 ($ ‘000) (unaudited)	Year ended December 31, 2009 ($ ‘000) (unaudited)
Net Cash from Operating Activities	$127,464	$96,018	$80,565
Net increase in operating assets	3,430	2,287	1,566
Net decrease/ (increase) in operating liabilities	2,982	3,887	(24,703)
Net interest cost	8,423	5,343	7,787
Write-off of intangible asset	(3,979)	—	—
Provision for bad debts	—	—	(49)
Deferred finance charges	(530)	(415)	(683)

EBITDA(1)	$137,790	$107,120	$64,483
Write-off of intangible asset	3,979	—	—

Adjusted EBITDA	$141,769	$107,120	$64,483
Cash interest income	801	1,086	261
Cash interest paid	(8,131)	(5,806)	(7,590)
Maintenance and replacement capital expenditure reserve	(18,569)	(14,669)	(7,968)

Operating Surplus	$115,870	$87,731	$49,186

(1)

	Three Month Period ended December 31, 2011 ($ ‘000) (unaudited)	Year ended December 31, 2010 ($ ‘000) (unaudited)	Year ended December 31, 2009 ($ ‘000) (unaudited)
Net cash provided by operating activities	$127,464	$96,018	$80,565
Net cash used in investing activities	$(120,000)	$(447,757)	$(69,100)
Net cash (used in)/provided by financing activities	$(10,664)	$325,139	$38,039

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

December 18, 2012

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Critical Accounting Policies, page 62

2. We note the disclosure indicating that as of December 31, 2011, the aggregate carrying value of 11 vessels in your fleet (including the carrying value of the time charter, if any, on the specified vessel) exceeded their estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $99.3 million. In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise future filings to include a comparative analysis of how the carrying values of your vessels compare to the fair market value of such vessels as of each balance sheet date presented in your financial statements.

Response: The Company acknowledges the Staff’s comment and agrees that the Staff’s suggested disclosures would indeed be useful for investors. The Company will revise its future Annual Reports on Form 20-F to include a comparative analysis of how the carrying values of its vessels compare to the fair market value of such vessels as of each balance sheet date presented in the Company’s financial statements.

Critical Accounting Policies, page 86

Impairment of Long-lived Assets

3. We note from the discussion in the critical accounting policies section of MD&A that the undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed fleet days for Navios Partner’s remaining charter agreement rates and an estimated daily time charter equivalent for the unfixed days based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rate, adjusted for outliers over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires. As shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008 as you have disclosed in the risk factor included on page 4 of your Form 20-F, please consider revising future filings to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the Company’s future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

December 18, 2012

Response: As of December 31, 2011, the Company’s fleet had the following characteristics:

•	an average vessel age of approximately 5.9 years and an average remaining expected economic life for its vessels of approximately 19.1 years;

•	time charters in place that provided contracted revenues for a remaining term averaging approximately 3.3 years; and

•	arrangements that provide for fixed fees (expenses) on both its commercial and technical management contracts for a portion (see below) of the remaining expected economic life of its vessels.

In its impairment analysis for the year ended December 31, 2011, the Company made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates);

•

an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires;

•	commercial and technical management fees fixed until December 2013 and thereafter, assuming an annual increase of 3.0%; and

•	utilization rate of 98.6% based on the fleets historical performance.

In terms of sensitivity, the impairment test that the Company conducts is most sensitive to variances in forecasted time charter rates (for unfixed days). Accordingly, the Company performs its own sensitivity analysis on this assumption in connection with its annual impairment test.

Given that the average remaining expected economic life of its vessels is 19.1 years, management believes that performing its impairment test utilizing the 10-year historical average charter rate for similar vessels is most appropriate because the 10-year historical average is likely to best reflect the cyclicality of charter rates that the Company’s fleet will experience over its remaining expected economic life. Accordingly, when the Company performs its own sensitivity analysis on this particular input, it does so by a comparison to the measure itself. For example, the Company assesses how much lower, in percentage terms, the 10-year historical average charter rate would have to be in order to cause one or more of its vessels to “fail” step 1 (undiscounted cash flows) of the impairment test.

In connection with its annual impairment testing as of December 31, 2011, the Company performed its sensitivity analysis, which revealed that there would be no impairment in any of the Company’s vessels or related time charter intangibles, where applicable, when assuming a decline in future time charter rates for unfixed days ranging from approximately 36% to more than 99% (depending on the vessel) from their ten-year historical averages.

December 18, 2012

The Company believes that a sensitivity analysis expressed in terms of a comparison to historical average charter rates for shorter durations (e.g. five, three or one year) would be more relevant to investors if, for example, the average remaining expected economic life of its vessels were considerably shorter than 19.1 years.

As requested, the Company will revise future filings to include more robust disclosures related to the sensitivity of the assumptions used in its impairment tests.

4. In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

Response:

The Company acknowledges the Staff’s comment and will revise its critical accounting policy disclosures in future filings to compare the 10- year historical average rate for its vessels used in determining future cash flows for purposes of its impairment analysis to the Company’s daily time charter equivalent rates that were in effect at the end of its fiscal year. For the Staff’s information, as of December 31, 2011, the 10-year historical average rates for its vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were less than 5% higher than the Company’s daily time charter equivalent rate achieved in fiscal year 2011 of $29,909 per day. For vessels under fixed contract as of December 31, 2011, the actual charter contract rates vary from a minimum of $12,500 net per day to a maximum of $50,588 net per day.

Exhibits, page 95

5. Please file the Acquisition Omnibus Agreement as discussed on page 74 as an exhibit to a subsequent Exchange Act report and confirm to us that you will include it as an exhibit to your next annual report on Form 20-F.

Response: The Company acknowledges the Staff’s comments and will file the Acquisition Omnibus Agreement as an exhibit to its next Annual Report on Form 20-F.

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

December 18, 2012

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason
Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

December 18, 2012

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Partners L.P. (the “Company”), pursuant to the Staff’s request in its letter dated December 10, 2012, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou